UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015.

Commission File Number 001-36204

ENERGY FUELS INC.
(Translation of registrant’s name into English)

225 Union Blvd., Suite 600
Lakewood, CO 80228
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [   ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY FUELS INC.

Date: January 20, 2015	/S/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel & Corporate Secretary

INDEX TO EXHIBITS

99.1	Material Change Report dated January 14, 2015

99.2	Agreement and Plan of Merger by and Among Energy Fuels Inc, EFR Nevada Corp. and Uranerz Energy Corporation dated as of January 4, 2015

99.3	Support Agreement dated January 4, 2015 between Bruce D. Hansen and Uranerz Energy Corporation

99.4	Support Agreement dated January 4, 2015 between David C. Frydenlund and Uranerz Energy Corporation

99.5	Support Agreement dated January 4, 2015 between J. Birks Bovaird and Uranerz Energy Corporation

99.6	Support Agreement dated January 4, 2015 between Daniel G. Zang and Uranerz Energy Corporation

99.7	Support Agreement dated January 4, 2015 between Harold R. Roberts and Uranerz Energy Corporation

99.8	Support Agreement dated January 4, 2015 between Larry Goldberg and Uranerz Energy Corporation

99.9	Support Agreement dated January 4, 2015 between Mark Goodman and Uranerz Energy Corporation

99.10	Support Agreement dated January 4, 2015 between Ron F. Hochstein and Uranerz Energy Corporation

99.11	Support Agreement dated January 4, 2015 between Stephen P. Antony and Uranerz Energy Corporation

99.12	Support Agreement dated January 4, 2015 between Paul A. Carroll and Uranerz Energy Corporation

99.13	Support Agreement dated January 4, 2015 between Richard J. Patricio and Uranerz Energy Corporation

99.14	Support Agreement dated January 4, 2015 between Tae Hwan Kim and Uranerz Energy Corporation

99.15	Support Agreement dated January 4, 2015 between Arnold Jacob Dyck and Energy Fuels Inc.

99.16	Support Agreement dated January 4, 2015 between Benjamin Leboe and Energy Fuels Inc.

99.17	Support Agreement dated January 4, 2015 between Dennis Lyle Higgs and Energy Fuels Inc.

99.18	Support Agreement dated January 4, 2015 between Gerhard F. Kirchner and Energy Fuels Inc.

99.19	Support Agreement dated January 4, 2015 between Douglas Hirschman and Energy Fuels Inc.

99.20	Support Agreement dated January 4, 2015 between Glenn Catchpole and Energy Fuels Inc.

99.21	Support Agreement dated January 4, 2015 between Glenda Thomas and Energy Fuels Inc.

99.22	Support Agreement dated January 4, 2015 between Mike Thomas and Energy Fuels Inc.

99.23	Support Agreement dated January 4, 2015 between Paul Saxton and Energy Fuels Inc.

99.24	Support Agreement dated January 4, 2015 between Peter Bell and Energy Fuels Inc.

99.25	Support Agreement dated January 4, 2015 between W. Paul Goranson and Energy Fuels Inc.

99.26	Support Agreement dated January 4, 2015 between Bruce Larsen and Energy Fuels Inc.

99.27	News Release dated January 19, 2015